SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 21, 2021

Via EDGAR and Federal Express

Pam Howell, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Membership Collective Group Inc.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted on June 2, 2021

CIK No. 0001846510

Dear Ms. Howell:

On behalf of Membership Collective Group Inc. (the “Registrant”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 2 to the draft Registration Statement, as set forth in the Staff’s letter dated June 11, 2021. Concurrently with this letter, we are filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter, a clean copy of the Registration Statement and a copy of the Registration Statement marked to show all changes from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 confidentially submitted with the Commission on June 2, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Amended Draft Registration Statement on Form S-1 submitted June 2, 2021

Non-GAAP Financial Measures, page vi

1.

We note from your response to prior comment 1 that your pricing structure for In- House offerings is reflective of the membership fees you collect (i.e. prices would be appreciably higher were membership fees not collected). Please tell us how you considered the guidance of ASC 606-10-32-29 and determined that there was not a need to allocate the transaction price to each performance obligation on a relative standalone selling price basis. Reference is also made to ASC 606-10-55-42 and 55-44.

Response: The Registrant respectfully acknowledges the Staff’s comment. As a point of clarification, its statement to prior comment 1 that prices would be appreciably higher were membership fees not collected was to illustrate that the economic model of its business is different than the economic model of a non-membership based hospitality business and to explain why it is helpful to investors to look at House Contribution Margin inclusive of both Membership Revenue and In-House Revenue after deducting applicable expenses. That is, the Registrant manages and operates its business by setting membership rates based on the geographic location of the related House (and are thus allocated on a standalone selling price basis), the nature of the services provided to members (exclusive of in-house offerings such as food and beverage and lodging) within such House, and whether the member is able to access one House or all of the Houses in our portfolio. Similarly, the Registrant sets prices, which are also allocated on a standalone selling price basis, for food and beverage items and accommodations based on the costs associated with the items provided and local lodging fundamentals and such rates are paid by all customers to the Registrant’s Houses (be it members or a non-member). There are no discounts on such items because of the membership fee and no members are subject to alternative pricing structures. As a result, based on the analysis of paragraph 606-10-55-42 and 55-44 of ASC 606 at the time of its adoption by the Registrant, it concluded that the membership arrangement with its members did not grant such members a material right and the Registrant recognizes such fees over the average term of a membership. Revenue associated with other items are generally recognized at the point of sale.

2.

In addition to the comment above, please expand your disclosure throughout your filing to highlight the relationship between Membership revenues and In-house revenues and how it is integral to your business model.

Response: The Registrant has expanded its disclosure on pages vi, 5, 87 and 143 of the Registration Statement to further explain the relationship between Membership revenues and In-house revenues.

Non-GAAP Financial Measures, page 102

3.

We note your response to prior comment 2 and are unable to concur with your conclusion. Please revise your presentation to remove the Pre-opening expenses adjustment from your Adjusted EBITDA measure. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Registrant has revised its disclosure on pages vi, 29, 30, 79, 80, 105 and 116 to remove the Pre-opening expenses adjustment from its Adjusted EBITDA measure.

4.

We note your response to prior comment 3 and continue to believe that your Non-cash rent adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Registrant has revised its disclosure on pages vi, 29, 30, 79, 80, 105 and 116 to remove the Non-cash rent adjustment from its Adjusted EBITDA measure.

5.

We note your response to prior comment 4 and continue to believe that your Deferred registration fees, net adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non- GAAP Compliance and Disclosure Interpretations.

Response: The Registrant has revised its disclosure on pages vi, 29, 30, 79, 80, 105 and 116 to remove the Deferred registration fees, net adjustment from its Adjusted EBITDA measure.

6.

We note your revised disclosure in response to prior comment 6. Please expand the footnote to include a breakdown of the line item, Corporate financing and restructuring costs. For example we note from your disclosure in your prior amendment that the adjustment amount of $14,147 for the year ended January 3, 2021 consisted of corporate restructuring costs of $6,281, losses in respect of contractual arrangements of $3,323, site restructuring and closure costs of $2,992 and transaction costs of $1,551.

Response: The Registrant has revised its disclosure on pages 31, 32, 82, 83, 105, 116 and 127 to include a breakdown of the Corporate financing and restructuring costs line item.

Business, page 136

7.

We reissue prior comment 11. We continue to note the disclosure on page 144 that for amenity-rich houses you “target stabilized average revenues of $20 million to $30 million, House-Level Contribution Margins of 20% to 30% and cash-on-cash returns in excess of 50% once membership reaches a level that we consider normalized based on the size of the House.” We also note that for smaller houses in existing cities you “expect revenues approximately half those of a full scale House, but due to efficiency of operations and faster membership formation, these “little” Houses often generate greater profitability than our full-size Houses.” Please clarify whether you have achieved these targets as it relates to your Houses and if so, whether such results have been sustained and how these targets reconcile with results to date.

Response: For its larger, amenity-rich Houses that anchor its brand in a city, the Registrant targets stabilized average revenues of $20 million to $30 million by the fifth year of operation. As at fiscal 2019, the Registrant achieved this target for eight out of its nine large Houses that were open for at least five years. The Registrant targets House-Level Contribution Margins of 20% to 30% for large House by the fifth year of operation and as at fiscal 2019, it achieved this target for seven out of nine of its large Houses that were open for at least five years. The Registrant expects to achieve and sustain cash-on-cash returns in excess of 50% once membership reaches a level that it considers normalized based on the size of the House. Historically this goal has been achieved in six out of its nine large Houses within five to 11 years of opening. Under its new asset light strategy, the Registrant believes this goal can be reached in three to five years, although none of the Houses recently opened under this strategy has been operating long enough to achieve this target. Due to the impact of the COVID-19 pandemic on its sales and profitability, the metrics above were not achieved in fiscal 2020. The Registrant has revised its disclosure on pages 10 and 148 accordingly.

Index to Consolidated Financial Statements, page F-1

8.

Your response to prior comment 16 indicates that you have updated the disclosure in the Registration Statement to reflect that the registrant has not commenced operations and has nominal assets and liabilities prior to the consummation of its initial public offering. We are unable to determine where such updated disclosure appears. Please advise.

Response: The Registrant has revised its disclosure in the sections entitled “Basis of Presentation—Predecessor” and “Prospectus Summary—Our Structure” of its consolidated financial statements to reflect that the Registrant has not yet commenced operations and currently has nominal assets and liabilities.

Consolidated Statements of Operations, page F-46

9.

Please revise your Operating expenses financial statement line items to include parenthetical disclosure of the amount of depreciation and amortization excluded each period, consistent with SAB Topic 11B.

Response: The Registrant has revised its Operating expenses financial statement line item descriptions on pages F-4 and F-46 to disclose parenthetically that the line items that are effected materially, namely In-House operating expenses and Other operating expenses exclude depreciation and amortization.

10.

Related to the comment above, please revise your disclosure to include an accounting policy detailing how you determine which expenses are In-House operating expenses and which are Other operating expenses.

Response: The Registrant has revised its disclosure on page F-64 to provide further detail on the Registrant’s determination of which expenses are In-House operating expenses and which expenses are Other operating expenses.

11.

We note from your disclosure on page F-66 that pre-opening expenses included in general and administrative expenses constitute more than 20% of the balance of general and administrative in each of the periods presented. As such, please break out these costs as a separate line item in accordance with Article 5 of Regulation S-X and disclose the amount that relates to your In-House operations as well as the other operations in the Notes to the financial statements.

Response: The Registrant has revised its disclosures on pages F-4 and F-46 to break out these costs as a separate line item in the statements of operations. The Registrant has also revised its disclosure on page F-66 regarding pre-opening expenses, denoting that these costs relate to pre-opening activities for Houses.

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (212) 839-5684 or at sgandhi@sidley.com or Robert A. Ryan at (212) 839-5931 or at rryan@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Brigitte Lippmann, Esq., Securities and Exchange Commission
Andrew Carnie, Membership Collective Group Inc.
Humera Afzal, Membership Collective Group Inc.
Robert A. Ryan, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP